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                           August 16, 2023

       Robert Moccia
       Chief Executive Officer
       STRATA Skin Sciences, Inc.
       5 Walnut Grove Drive, Suite 140
       Horsham, Pennsylvania 19044

                                                        Re: STRATA Skin
Sciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 9,
2023
                                                            File No. 333-273846

       Dear Robert Moccia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Sunjeet Gill, Esq.